As filed with the Securities and Exchange Commission on June 25, 2007

Registration No. 333-132978

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 3

ON FORM S-3

TO

FORM SB-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

DUNE ENERGY, INC.

(Name of registrant as specified in its charter)

Delaware	95-4737507
(State or Jurisdiction of	(IRS Employer Identification Number)
Incorporation or Organization)

3050 Post Oak Blvd., Suite 695

Houston, Texas 77056

(713) 888-0895

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James A. Watt, Chief Executive Officer

Dune Energy, Inc.

Shell Plaza, 777 Walker

Street, Suite 2450

Houston, Texas 77002

(713) 888-0895

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of communications to:

Matthew S. Cohen, Esq.

Eaton & Van Winkle LLP

3 Park Avenue, 16th Floor

New York, New York 10016

(212) 779-9910

Approximate date of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

This post-effective amendment is being filed to update the information, including the financial statements, contained in the prospectus.

The information in this prospectus is not complete and is subject to change. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission of which this prospectus is a part is declared effective

Subject to Completion, Dated June 25, 2007

15,845,900 Shares

Common Stock

This prospectus relates to the resale of up to 15,845,900 shares of our common stock, $.001 par value per share (“Common Stock”), by the selling security holders listed in this prospectus commencing on page 17, consisting of up to 12,243,243 shares held by the selling security holders and up to 3,602,657 shares issuable upon exercise of stock options and common stock purchase warrants. The transactions in which the selling security holders acquired the shares of Common Stock covered by this prospectus are described in the section of this prospectus entitled “Selling Security Holders.”

The selling security holders, by themselves or through brokers and dealers, may offer and sell the shares at prevailing market prices or in transactions at negotiated prices. We will not receive any proceeds from the selling security holders’ resale of the shares of Common Stock. The selling security holders will receive all proceeds from such sales. We will receive proceeds from the issuance of our Common Stock upon exercise of the common stock purchase warrants.

Our Common Stock is traded on the American Stock Exchange under the symbol “DNE”. On June 22, 2007, the closing price of our Common Stock on the American Stock Exchange was $2.40.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE “ RISK FACTORS” BEGINNING ON PAGE 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information from that contained in this prospectus. The selling security holders are offering to sell and seeking offers to buy shares of our Common Stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Common Stock.

No person is authorized in connection with this prospectus to give any information or to make any representations about us, the selling security holders, the securities or any matter discussed in this prospectus, other than the information and representations contained in this prospectus. If any other information or representation is given or made, such information or representation may not be relied upon as having been authorized by us or any selling security holder. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy the securities in any circumstances under which the offer or solicitation is unlawful. Neither the delivery of this prospectus nor any distribution of securities in accordance with this prospectus shall, under any circumstances, imply that there has been no change in our affairs since the date of this prospectus.

The date of this prospectus is June     , 2007

ii

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

The statements incorporated by reference or contained in this prospectus discuss our future expectations, contain projections of our results of operations or financial condition, and include other forward-looking information within the meaning of Section 27A of the Securities Act of 1933, as amended. Our actual results may differ materially from those expressed in forward-looking statements made or incorporated by reference in this prospectus. Forward-looking statements that express our beliefs, plans, objectives, assumptions or future events or performance may involve estimates, assumptions, risks and uncertainties. Therefore, our actual results and performance may differ materially from those expressed in the forward-looking statements. Forward-looking statements often, although not always, include words or phrases such as the following: “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “intends,” “plans,” “projection” and “outlook.”

You should not unduly rely on forward-looking statements contained or incorporated by reference in this prospectus. Various factors discussed in this prospectus, including, but not limited to, all the risks discussed in “Risk Factors,” and in our other SEC filings may cause actual results or outcomes to differ materially from those expressed in forward-looking statements. You should read and interpret any forward-looking statements together with these documents.

Except as we may be required under the federal securities laws, we are under no obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. However, you are advised to consult any additional disclosures we make in our Form 10-KSB, Form 10-QSB and Form 8-K reports to the SEC. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated or the context requires otherwise, references in this prospectus, or the documents incorporated by reference into this prospectus, to “Dune,” the “Company,” “our company,” “we,” “our” and “us” refer to Dune Energy, Inc. and its subsidiaries, and subsequent to May 15, 2007, includes Goldking Energy Corporation, a Delaware corporation, all of the outstanding capital stock of which we acquired on that date. References to “Goldking” relate to the business conducted by Goldking Energy Corporation prior to and after May 15, 2007, as the context indicates. In addition, references to D&M or the D&M Reserve Report in this prospectus, or the documents incorporated by reference in to this prospectus, refer to DeGolyer and MacNaughton, our independent petroleum engineers and reserve reports prepared by D&M, and references to “CG&A” and the “CG&A Reserve Report” refer to Cawley, Gillespie & Associates, Inc., Goldking’s independent petroleum engineers and reserve reports prepared by CG&A.

OUR BUSINESS

About Dune Energy, Inc.

Dune is an independent energy company engaged in the exploration, development, acquisition and exploitation of natural gas and crude oil properties, with interests along the Gulf Coast and in the fairway of the Barnett Shale in north Texas.

Recent Developments

As disclosed in our Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on May 21, 2007 and incorporated herewith, on May 15, 2007 we acquired, for cash and shares of our capital stock, all of the issued and outstanding shares of common stock of Goldking pursuant to that Stock Purchase and Sale Agreement dated effective April 13, 2007 with Goldking. The assets of Goldking acquired by us included leases covering approximately 65,000 net acres of producing and non-producing properties located onshore the Louisiana and Texas Gulf Coast, and consists of interests in 23 fields and 136 producing wells. As disclosed in our Current Report on Form 8-K filed with the SEC on May 4, 2007 and incorporated herewith, the cash portion of the purchase price was financed from the net proceeds of the offer and sale to Jefferies & Company, Inc. of debt and equity securities (the “May 2007 Offering”) consisting of $300 million aggregate principal amount of our 10 1/2% Senior Secured Notes due 2012 (the “Notes”) and 180,000 shares of our 10% Senior Redeemable Convertible Preferred Stock (“Preferred Stock”).

On June 5, 2007, Jefferies & Company, Inc. exercised its option under the May 2007 Offering to purchase an additional 36,000 shares of Preferred Stock, as disclosed in our Current Report on Form 8-K filed with the SEC on June 8, 2007 and incorporated herewith.

RISK FACTORS

You should carefully consider each of the risks described below, together with all of the other information contained in this prospectus and the information incorporated by reference before deciding to invest in our Common Stock. If any of the following risks develop into actual events, our business, financial condition or results of operations could be materially adversely affected and you may lose all or part of your investment.

Risks Related to Our Business

We have had operating losses and limited revenues to date.

Dune and Goldking have operated at a loss each year since their respective inceptions. Net losses applicable to common stockholders of Dune for the fiscal years ended December 31, 2005 and 2006 were $1.6 million and $53.6 million, respectively. Dune’s loss in the fiscal year ended December 31, 2006 was primarily attributed to a proved property impairment expense as a result of a drop in commodity prices from the fiscal year ended 2005 to the fiscal year ended 2006. Net losses applicable to common stockholders of Goldking for the fiscal years ended December 31, 2005 and 2006 were $1.0 million and $1.4 million, respectively. Dune’s revenues for the fiscal years ended December 31, 2005 and 2006 were $3.7 million and $7.6 million, respectively. Goldking’s revenues for the fiscal years ended December 31, 2005 and 2006 were $9.7 million and $59.9 million, respectively. We may not be able to generate significant revenues in the future. In addition, we expect to incur substantial operating expenses in connection with our natural gas and oil exploration and development activities. As a result, we may continue to experience negative cash flow for at least the foreseeable future and cannot predict when, or even if, we might become profitable.

We have substantial capital requirements that, if not met, may hinder operations.

We have and expect to continue to have substantial capital needs as a result of our active exploration, development, and acquisition programs. We expect that additional external financing will be required in the future to fund our growth. We may not be able to obtain additional financing, and financing under existing or new credit facilities may not be available in the future. Without additional capital resources, we may be forced to limit or defer our planned natural gas and oil exploration and development program and this will adversely affect the recoverability and ultimate value of our natural gas and oil properties, in turn negatively affecting our business, financial condition, and results of operations.

Natural gas and oil prices are highly volatile, and lower prices will negatively affect our financial results.

Our revenue, profitability, cash flow, oil and natural gas reserves value, future growth, and ability to borrow funds or obtain additional capital, as well as the carrying value of our properties, are substantially dependent on prevailing prices of natural gas and oil. Historically, the markets for natural gas and oil have been volatile, and those markets are likely to continue to be volatile in the future. It is impossible to predict future natural gas and oil price movements with certainty. Prices for natural gas and oil are subject to wide fluctuations in response to relatively minor changes in the supply of and demand for natural gas and oil, market uncertainty, and a variety of additional factors beyond our control. These factors include:

•	the level of consumer product demand;

•	the domestic and foreign supply of oil and natural gas;

•	overall economic conditions;

•	weather conditions;

•	domestic and foreign governmental regulations and taxes;

•	the price and availability of alternative fuels;

•	political conditions in or affecting oil and natural gas producing regions;

•	the level and price of foreign imports of oil and liquefied natural gas; and

•	the ability of the members of the Organization of Petroleum Exporting Countries and other state controlled oil companies to agree upon and maintain oil price and production controls.

Declines in natural gas and oil prices may materially adversely affect our financial condition, liquidity, and ability to finance planned capital expenditures and results of operations and may reduce the amount of oil and natural gas that we can produce economically.

Drilling for natural gas and oil is a speculative activity and involves numerous risks and substantial and uncertain costs that could adversely affect us.

Our success will be largely dependent upon the success of our drilling program. We describe some of our and Goldking’s current prospects and our plans to drill those prospects in this offering circular. Our and Goldking’s prospects are in various stages of evaluation, ranging from prospects that are ready to drill to prospects that will require substantial additional seismic data processing and interpretation and other types of technical evaluation. There is no way to predict in advance of drilling and testing whether any particular prospect will yield oil or natural gas in sufficient quantities to recover drilling or completion costs or to be economically viable. The use of seismic data and other technologies and the study of producing fields in the same area will not enable us to know conclusively prior to drilling whether oil or natural gas will be present or, if present, whether oil or natural gas will be present in commercial quantities. We cannot assure you that the analogies we draw from available data from other wells, more fully explored prospects or producing fields will be applicable to our drilling prospects. Drilling for natural gas and oil involves numerous risks, including the risk that no commercially productive natural gas or oil reservoirs will be discovered. The cost of drilling, completing, and operating wells is substantial and uncertain, and drilling operations may be curtailed, delayed, or canceled as a result of a variety of factors beyond our control, including:

•	unexpected or adverse drilling conditions;

•	elevated pressure or irregularities in geologic formations;

•	equipment failures or accidents;

•	adverse weather conditions;

•	compliance with governmental requirements; and

•	shortages or delays in the availability of drilling rigs, crews, and equipment.

Even if drilled, our completed wells may not produce reserves of natural gas or oil that are economically viable or that meet our earlier estimates of economically recoverable reserves. A productive well may become uneconomic if water or other deleterious substances are encountered, which impair or prevent the production of oil and/or natural gas from the well. Our overall drilling success rate or our drilling success rate for activity within a particular project area may decline. Unsuccessful drilling activities could result in a significant decline in our production and revenues and materially harm our operations and financial condition by reducing our available cash and resources. Because of the risks and uncertainties of our business, our future performance in exploration and drilling may not be comparable to our historical performance.

We depend on successful exploration, development and acquisitions to maintain reserves and revenue in the future.

In general, the volume of production from natural gas and oil properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Except to the extent that we conduct successful exploration and development activities or acquire properties containing proved reserves, or both, our proved reserves will decline as reserves are produced. Our future natural gas and oil production is, therefore, highly dependent on our level of success in finding or acquiring additional reserves. Additionally, the business of exploring for, developing, or acquiring reserves is capital intensive. Recovery of our reserves, particularly undeveloped reserves, will require significant additional capital expenditures and successful drilling operations. To the extent cash flow from operations is reduced and external sources of capital become limited or unavailable, our ability to make the necessary capital investment to maintain or expand our asset base of natural gas and oil reserves would be impaired. In addition, we are dependent on finding partners for our exploratory activity. To the extent that others in the industry do not have the financial resources or choose not to participate in our exploration activities, we will be adversely affected.

Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions could materially affect the quantities and present values of our and Goldking’s reserves.

The process of estimating natural gas and oil reserves is complex. It requires interpretations of available technical data and various assumptions, including assumptions relating to economic factors. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of reserves shown in the D&M Reserve Report and/or the CG&A Reserve Report. In order to prepare these estimates, we and Goldking must project production rates and timing of development expenditures. We and Goldking must also analyze available geological, geophysical, production and engineering data, and the extent, quality and reliability of this data can vary. The process also requires economic assumptions relating to matters such as oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. Therefore, estimates of oil and natural gas reserves are inherently imprecise.

Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves most likely will vary from our estimates. A significant variance could materially affect the estimated quantities and pre-tax present value of reserves shown in the D&M Reserve Report and/or the CG&A Reserve Report as discussed below. See “Risk Factors—Risks Related to Our Business—We restated our financial results for the fiscal year ended December 31, 2006.” In addition, the 10% discount factor we use to calculate the net present value of future net cash flows for reporting purposes may not necessarily be the most appropriate discount factor. Further, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing oil and natural gas prices and other factors, many of which are beyond our control.

We restated our financial results for the fiscal year ended December 31, 2006.

In 2007, Dune determined that the natural gas prices used by D&M to determine the estimated value of reserves in the reserve report were too high thus overstating the value of the related reserves. As discussed in Note 14 to Dune’s financial statements included in this offering circular, this resulted in an understatement of losses and basic and diluted loss per share and an overstatement of assets in 2006. As a result, Dune concluded that it was necessary to restate its financial results for the fiscal year ended December 31, 2006 to record additional proved property impairment expense. Dune had previously recognized an impairment of $33,166,802 and has since increased the impairment to $42,913,184. Additionally, Dune has obtained a revised report from D&M and has made adjustments as of and for the year ended December 31, 2006 to correct the errors. Dune has also revised the supplement oil and gas disclosure to conform to the revised reserve report. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Dune Energy, Inc.”

A substantial percentage of our proved reserves consist of undeveloped reserves.

As of the end of our last fiscal year, approximately 53% of Dune’s proved reserves and 31% of Goldking’s proved reserves were classified as undeveloped reserves. These reserves may not ultimately be developed or produced. As a result, we may not find commercially viable quantities of oil and natural gas, which in turn may have a material adverse effect on our results of operations.

Our future acquisitions may yield revenues or production that varies significantly from our projections.

In acquiring producing properties, including Goldking, we assess the recoverable reserves, future natural gas and oil prices, operating costs, potential liabilities and other factors relating to the properties. Our assessments are necessarily inexact and their accuracy is inherently uncertain. Our review of a subject property in connection with its acquisition assessment will not reveal all existing or potential problems or permit us to become sufficiently familiar with the property to assess fully its deficiencies and capabilities. We may not inspect every well, and we may not be able to observe structural and environmental problems even when we do inspect a well. If problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of those problems. Any acquisition of property interests may not be economically successful, and unsuccessful acquisitions may have a material adverse effect on our financial condition and future results of operations. We cannot assure you that:

•	we will be able to identify desirable natural gas and oil prospects and acquire leasehold or other ownership interests in such prospects at a desirable price;

•

any completed, currently planned, or future acquisitions of ownership interests, including Goldking, in natural gas and oil prospects will include prospects that contain proved natural gas or oil reserves;

•	we will have the ability to develop prospects which contain proven natural gas or oil reserves to the point of production;

•

we will have the financial ability to consummate additional acquisitions of ownership interests in natural gas and oil prospects or to develop the prospects which we acquire to the point of production; or

•	that we will be able to consummate such additional acquisitions on terms favorable to us.

Seismic studies do not guarantee that hydrocarbons are present or if present will produce in economic quantities.

We rely on seismic studies to assist us with assessing prospective drilling opportunities on our properties, as well as on properties that we may acquire. Such seismic studies are merely an interpretive tool and do not necessarily guarantee that hydrocarbons are present or if present will produce in economic quantities.

We may experience difficulty in achieving and managing future growth.

Future growth may place strains on our resources and cause us to rely more on project partners and independent contractors, possibly negatively affecting our financial condition and results of operations. Our ability to grow will depend on a number of factors, including:

•	our ability to obtain leases or options on properties for which we have 3-D seismic data;

•	our ability to acquire additional 3-D seismic data;

•	our ability to identify and acquire new exploratory prospects;

•	our ability to develop existing prospects;

•	our ability to continue to retain and attract skilled personnel;

•	our ability to maintain or enter into new relationships with project partners and independent contractors;

•	the results of our drilling program;

•	hydrocarbon prices; and

•	our access to capital.

We may not be successful in upgrading our technical, operations, and administrative resources or in increasing our ability to internally provide certain of the services currently provided by outside sources, and we may not be able to maintain or enter into new relationships with project partners and independent contractors. Our inability to achieve or manage growth may adversely affect our financial condition and results of operations.

Our business may suffer if we lose key personnel.

We depend to a large extent on the services of certain key management personnel, including James A. Watt, our new President and Chief Executive Officer, Alan Gaines, the Chairman of our Board of Directors, Frank T. Smith, Jr., our new Senior Vice President and Chief Financial Officer and our other executive officers and key employees. These individuals have extensive experience and expertise in evaluating and analyzing producing oil and natural gas properties and drilling prospects, maximizing production from oil and natural gas properties, marketing oil and natural gas production and developing and executing financing and hedging strategies. The loss of any of these individuals could have a material adverse effect on our operations. We do not maintain key-man life insurance with respect to any of our employees. Our success will be dependent on our ability to continue to employ and retain skilled technical personnel.

We face strong competition from other natural gas and oil companies.

We encounter competition from other natural gas and oil companies in all areas of our operations, including the acquisition of exploratory prospects and proved properties. Our competitors include major integrated natural gas and oil companies and numerous independent natural gas and oil companies, individuals, and drilling and income programs. Many of our competitors are large, well-established companies that have been engaged in the natural gas and oil business much longer than we have and possess substantially larger operating staffs and greater capital resources than we do. These companies may be able to pay more for exploratory projects and productive natural gas and oil properties and may be able to define, evaluate, bid for, and purchase a greater number of properties and prospects than our financial or human resources permit. In addition, these companies may be able to expend greater resources on the existing and changing technologies that we believe are and will be increasingly important to attaining success in the industry. We may not be able to conduct our operations, evaluate, and select suitable properties and consummate transactions successfully in this highly competitive environment.

The unavailability or high cost of drilling rigs, equipment, supplies or personnel could affect adversely our ability to execute on a timely basis our exploration and development plans within budget, which could have a material adverse effect on our financial condition and results of operations.

Shortages or the high cost of drilling rigs, equipment, supplies or personnel could delay or affect adversely our exploration and development operations, which could have a material adverse effect on our financial condition and results of operations. Demand for drilling rigs, equipment, supplies and personnel currently is very high in the areas in which we operate. An increase in drilling activity in the areas in which we operate could further increase the cost and decrease the availability of necessary drilling rigs, equipment, supplies and personnel.

We may not be able to keep pace with technological developments in our industry.

The natural gas and oil industry is characterized by rapid and significant technological advancements and introductions of new products and services using new technologies. As others use or develop new technologies, we may be placed at a competitive disadvantage or competitive pressures may force us to implement those new technologies at substantial costs. In addition, other natural gas and oil companies may have greater financial, technical, and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before we can. We may not be able to respond to these competitive pressures and implement new technologies on a timely basis or at an acceptable cost. If one or more of the technologies we use now or in the future were to become obsolete or if we are unable to use the most advanced commercially available technology, our business, financial condition, and results of operations could be materially adversely affected.

We are subject to various governmental regulations and environmental risks.

Natural gas and oil operations are subject to various federal, state, and local government regulations that may change from time to time. Matters subject to regulation include discharge permits for drilling operations, plug and abandonment bonds, reports concerning operations, the spacing of wells, unitization and pooling of properties, and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of natural gas and oil wells below actual production capacity in order to conserve supplies of natural gas and oil. Other federal, state, and local laws and regulations relating primarily to the protection of human health and the environment apply to the development, production, handling, storage, transportation, and disposal of natural gas and oil, by-products thereof, and other substances and materials produced or used in connection with natural gas and oil operations. In addition, we may be liable for environmental damages caused by previous owners of property we purchase or lease. Some environmental laws provide for joint and several strict liability for remediation of releases of hazardous substances, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. In addition, we may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances such as oil and natural gas related products. As a result, we may incur substantial liabilities to third parities or governmental entities and may be required to incur substantial remediation costs. We also are subject to changing and extensive tax laws, the effects of which cannot be predicted. Compliance with existing, new, or modified laws and regulations could have a material adverse effect on our business, financial condition, and results of operations.

We may not have enough insurance to cover all of the risks we face and operators of prospects in which we participate may not maintain or may fail to obtain adequate insurance.

In accordance with customary industry practices, we maintain insurance coverage against some, but not all, potential losses in order to protect against the risks we face. We do not carry business interruption insurance. We may elect not to carry insurance if our management believes that the cost of available insurance is excessive relative to the risks presented. In addition, we cannot insure fully against pollution and environmental risks. The occurrence of an event not fully covered by insurance could have a material adverse effect on our financial condition and results of operations. The impact of Hurricanes Katrina and Rita have resulted in escalating insurance costs and less favorable coverage terms. In addition, we have not yet been able to determine the full extent of our insurance recovery and the net cost to us resulting from hurricanes.

Oil and natural gas operations are subject to particular hazards incident to the drilling and production of oil and natural gas, such as blowouts, cratering, explosions, uncontrollable flows of oil, natural gas or well fluids, fires and pollution and other environmental risks. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operation. We do not operate all of the properties in which we have an interest. In the projects in which we own a non-operating interest directly or own an equity interest in a limited partnership which in turn owns a non- operating interest, the operator for the prospect maintains insurance of various types to cover our operations with policy limits and retention liability customary in the industry. We believe the coverage and types of insurance are adequate. The occurrence of a significant adverse event that is not fully covered by insurance could result in the loss of our total investment in a particular prospect which could have a material adverse effect on our financial condition and results of operations.

We cannot control the activities on properties we do not operate and are unable to ensure their proper operation and profitability.

We do not operate all of the properties in which we have an interest. As a result, we have limited ability to exercise influence over, and control the risks associated with, operations of these properties. The failure of an operator of our wells to adequately perform operations, an operator’s breach of the applicable agreements, or an operator’s failure to act in ways that are in our best interests could reduce our production and revenues. The success and timing of our drilling and development activities on properties operated by others depends upon a number of factors outside of our control, including the operator’s:

•	timing and amount of capital expenditures;

•	expertise and financial resources;

•	inclusion of other participants in drilling wells; and

•	use of technology.

The financial condition of our operators could negatively impact our ability to collect revenues from operations.

We do not operate all of the properties in which we have working interests. In the event that an operator of our properties experiences financial difficulties, this may negatively impact our ability to receive payments for our share of net production that we are entitled to under our contractual arrangements with such operator. While we seek to minimize such risk by structuring our contractual arrangements to provide for production payments to be made directly to us by first purchasers of the hydrocarbons, there can be no assurances that we can do so in all situations covering our non-operated properties.

We hedge the price risks associated with our production. Our hedge transactions may result in our making cash payments or prevent us from benefiting to the fullest extent possible from increases in prices for natural gas and oil.

Because natural gas and oil prices are unstable, we have entered into price-risk-management transactions such as swaps, collars, futures, and options to reduce our exposure to price declines associated with a portion of our natural gas and oil production and thereby to achieve a more predictable cash flow. The use of these arrangements will limit our ability to benefit from increases in the prices of natural gas and oil. Our hedging arrangements may apply to only a portion of our production, thereby providing only partial protection against declines in natural gas and oil prices. These arrangements could expose us to the risk of financial loss in certain circumstances, including instances in which production is less than expected, our customers fail to purchase contracted quantities of natural gas and oil, or a sudden, unexpected event materially impacts natural gas or oil prices.

Integration of our and Goldking’s operations will be complex, time-consuming and expensive and may adversely affect the results of our operations after the acquisition.

The anticipated benefits of our acquisition of Goldking will depend in part on whether we and Goldking can integrate our operations in an efficient, timely and effective manner. Integrating Dune and Goldking will be a complex, time-consuming and expensive process. Successful integration will require, among other things, combining the companies:

•	business development efforts;

•	key personnel;

•	geographically separate facilities; and

•	business and executive cultures.

We may not accomplish this integration successfully and may not realize the benefits contemplated by combining the operations of both companies.

If we are unable to successfully integrate Goldking and other companies we acquire into our operations on a timely basis, our profitability could be negatively affected.

Increasing our reserve base through acquisitions is an important part of our business strategy. We expect that our acquisition of Goldking will result in certain business opportunities and growth prospects. We, however, may never realize these expected business opportunities and growth prospects. We may experience increased competition that limits our ability to expand our business. Our assumptions underlying estimates of expected cost savings may be inaccurate or general industry and business conditions may deteriorate. Acquisitions involve numerous risks, including, but not limited to:

•	difficulties in assimilating and integrating the operations, technologies and products acquired;

•	the diversion of our management’s attention from other business concerns;

•	current operating and financial systems and controls may be inadequate to deal with our growth;

•	the risk that we will be unable to maintain or renew any of the government contracts of businesses we acquire;

•	the risks of entering markets in which we have limited or no prior experience; and

•	the loss of key employees.

If these factors limit our ability to integrate the operations of our acquisitions, including Goldking, successfully or on a timely basis, our expectations of future results of operations may not be met. In addition, our growth and operating strategies for businesses we acquire, including Goldking, may be different from the strategies that such business currently is pursuing. If our strategies are not the proper strategies for a company we acquire, it could have a material adverse effect on our business, financial condition and results of operations. Further, there can be no assurance that we will be able to maintain or enhance the profitability of any acquired business or consolidate the operations of any acquired business, including Goldking, to achieve cost savings.

In addition, there may be liabilities that we fail, or are unable, to discover in the course of performing due diligence investigations on each company or business we have already acquired or may acquire in the future. Such liabilities could include those arising from employee benefits contribution obligations of a prior owner or non-compliance with, or liability pursuant to, applicable federal, state or local environmental requirements by prior owners for which we, as a successor owner, may be responsible. In addition, there may be additional costs relating to acquisitions, including Goldking, including, but not limited to, possible purchase price adjustments. We cannot assure you that rights to indemnification by sellers of assets to us, even if obtained, will be enforceable, collectible or sufficient in amount, scope or duration to fully offset the possible liabilities associated with the business or property acquired including Goldking. Any such liabilities, individually or in the aggregate, could have a material adverse effect on our business.

Increasing our reserve base through acquisitions is a component of our business strategy. Our failure to integrate acquired properties successfully into our existing business, or the expense incurred in consummating future acquisitions, could result in our incurring unanticipated expenses and losses. In addition, we may have to assume cleanup or reclamation obligations or other unanticipated liabilities in connection with these acquisitions, and the scope and cost of these obligations may ultimately be materially greater than estimated at the time of the acquisition.

If oil and natural gas prices decrease, we may be required to take write-downs of the carrying values of our oil and natural gas properties.

Certain accounting rules may require us to write down the carrying value of our properties when oil and natural gas prices decrease or when we have substantial downward adjustments of our estimated proved reserves, increases in our estimates of development costs or deterioration in our exploration results. Once incurred, a write-down of our oil and natural gas properties is not reversible at a later date. Any write-down would constitute a non-cash charge to earnings and could have a material adverse effect on our results of operations for the periods in which such charges are taken. For example, for the year ended December 31, 2006, Dune incurred a proved property impairment expense of $42.9 million, which reduced the carrying value of the properties, due to a drop in commodity prices from year end 2005 to year end 2006. Also, a substantial decrease in oil and natural gas prices would accelerate our plugging and abandonment liability obligations which could have a material adverse effect on our results of operations.

Our producing properties are located in regions which make us vulnerable to risks associated with operating in one major contiguous geographic area, including the risk of damage or business interruptions from hurricanes.

Dune’s properties are located onshore and in state waters along the Gulf Coast region of the United States and in the Barrett Shale of north Texas. Goldking’s producing properties are geographically concentrated in South Louisiana and the upper Texas Gulf Coast regions. As a result of this concentration, we would be disproportionately affected by any delays or interruptions in production or transportation in these areas caused by governmental regulation, transportation capacity constraints, natural disasters, regional price fluctuations or other factors. This is particularly true of our inland water drilling and offshore operations, which are susceptible to hurricanes and other tropical weather disturbances. Such disturbances have in the past and will in the future have any or all of the following adverse effects on our business:

•	interruptions to our operations as we suspend production in advance of an approaching storm;

•	damage to our facilities and equipment, including damage that disrupts or delays our production;

•	disruption to the transportation systems we rely upon to deliver our products to our customers; and

•	damage to or disruption of our customers’ facilities that prevents us from taking delivery of our products.

These effects are not uncommon in the region in which we operate, and at times may be severe. During 2005, a portion of Goldking production in inland waters was either curtailed or delayed as a result of infrastructure damage to third party pipelines and processing facilities caused by Hurricanes Katrina and Rita that struck the Louisiana and Texas coasts during August and September.

Goldking’s customer base is concentrated within the oil and natural gas industry and the loss of one or more of Goldking’s significant customers could cause Goldking’s revenue to decline substantially.

Goldking’s top three oil and natural gas purchasers accounted for approximately 79.6% of Goldking’s revenue for the year ended December 31, 2006, with each purchaser accounting for more than 10% and Goldking’s largest customer accounting for 52.5% of Goldking’s revenue for this period. It is likely that Goldking will continue to derive a significant portion of Goldking’s revenue from a relatively small number of customers in the future. If a major customer discontinued purchases of Goldking’s products Goldking’s revenue could decline and Goldking’s operating results and financial condition could be negatively affected.

Our identified drilling locations are scheduled out over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling.

Our management has specifically identified and scheduled drilling locations as an estimation of our future multi-year drilling activities on our existing acreage. These scheduled drilling locations represent a significant component of our growth strategy. Our ability to drill and develop these locations depends on a number of uncertainties, including oil and natural gas prices, the availability of capital, costs, drilling results, regulatory approvals and other factors. Because of these uncertainties, we do not know if the potential drilling locations we have identified will ever be drilled or if we will be able to produce oil or natural gas from these or any other potential drilling locations. As such, our actual drilling activities may materially differ from those presently identified, which could adversely affect our business.

Market conditions or operational impediments may hinder our access to oil and natural gas markets or delay our production.

Market conditions or the unavailability of satisfactory oil and natural gas transportation arrangements may hinder our access to oil and natural gas markets or delay our production. The availability of a ready market for our oil and natural gas production depends on a number of factors, including the demand for and supply of oil and natural gas and the proximity of our reserves to pipelines and terminal facilities. Our ability to market our production depends in substantial part on the availability and capacity of transport vessels, gathering systems, pipelines and processing facilities owned and operated by third parties under interruptible or short-term transportation agreements. Under the interruptible transportation agreements, the transportation of our natural gas may be interrupted due to capacity constraints on the applicable system, for maintenance or repair of the system, or for other reasons as dictated by the particular agreements. Our failure to obtain such services on acceptable terms could materially harm our business. We may be required to shut in wells due to lack of a market or the inadequacy or unavailability of natural gas pipeline or gathering system capacity. If that were to occur, we would be unable to realize revenue from those wells unless and until we made arrangements for delivery of their production to market.

Terrorist attacks aimed at our energy operations could adversely affect our business.

The continued threat of terrorism and the impact of military and other government action has led and may lead to further increased volatility in prices for oil and natural gas and could affect these commodity markets or the financial markets used by us. In addition, the U.S. government has issued warnings that energy assets may be a future target of terrorist organizations. These developments have subjected our oil and natural gas operations to increased risks. Any future terrorist attack on our facilities, those of our customers, the infrastructure we depend on for transportation of our products, and, in some cases, those of other energy companies, could have a material adverse effect on our business.

The pro forma reserve estimates will differ from our actual results.

The pro forma reserve estimates included in our public filings and, most recently, in our current report on Form 8-K/A filed with the SEC on April 30, 2007, are based upon a number of assumptions and on information that we believe are reliable as of today. However, these pro forma reserve estimates and assumptions are inherently subject to significant business and economic uncertainties, many of which are beyond our control. These pro forma reserve estimates are necessarily speculative in nature, and you should expect that some or all of the assumptions will not materialize. Actual results will vary from the pro forma reserve estimates and the variations will likely be material and are likely to increase over time. Consequently, the inclusion of these pro forma reserve estimates in this offering circular should not be regarded as a representation by us, the initial purchaser or any other person that the pro forma reserve estimates will actually be achieved. Moreover, we do not intend to update or otherwise revise these pro forma reserve estimates to reflect events or circumstances after the date of this offering circular to reflect the occurrence of unanticipated events. Any prospective purchaser of our capital stock is cautioned not to place undue reliance on the pro forma reserve estimates.

Our pro forma reserve estimates were not prepared with a view toward compliance with published guidelines of the SEC, the American Institute of Certified Public Accountants, the Society of Petroleum Engineers, the World Petroleum Congress or any other regulatory or professional body or generally accepted accounting principles. No independent accountants or independent petroleum engineers compiled or examined the pro forma reserve estimates and accordingly no independent accountant or independent petroleum engineer has expressed an opinion or any other form of assurances with respect thereto or has assumed any responsibility for the pro forma reserve estimates. Further, our and Goldking’s independent petroleum engineers made different assumptions when calculating our respective proved reserve estimates. As a result, the combination of our and Goldking’s proved reserve estimates may not accurately portray the proved reserves of our company following the acquisition or in the future.

Our leverage and debt service obligations may adversely affect our cash flow.

We have a substantial amount of debt. As of December 31, 2006, as adjusted to give effect to the Notes offering and the application of the proceeds thereof, we had total debt of $302.6 million (consisting of the Notes and $2.6 million in other notes payable) and our ratio of debt, net of cash, to Combined Adjusted EBITDA and our ratio of Combined Adjusted EBITDA to cash interest expense on the notes would have been 4.5x and 1.4x, respectively. In addition, concurrently with our purchase of Goldking, we entered into a revolving credit facility, whereby we are permitted to initially borrow up to $20.0 million and to use up to

$20.0 million to collateralize hedging obligations. At May 15, 2007, we had utilized approximately $5.2 million of our line of credit for issuance of letters of credit.

Our substantial level of indebtedness could have important consequences to you, including the following:

•	it may make it difficult for us to satisfy our obligations under our indebtedness and contractual and commercial commitments;

•	we must use a substantial portion of our cash flow from operations to pay interest on our indebtedness, which will reduce the funds available to us for other purposes;

•	our ability to obtain additional debt financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes may be limited;

•	our flexibility in reacting to changes in the industry may be limited and we could be more vulnerable to adverse changes in our business or economic conditions in general; and

•	we may be at a competitive disadvantage to those of our competitors who operate on a less leveraged basis.

Furthermore, all of our borrowings under our new revolving credit facility will bear interest at variable rates. If these rates were to increase significantly, our ability to borrow additional funds may be reduced, our interest expense would significantly increase, and the risks related to our substantial indebtedness would intensify.

In addition, the indenture governing the Notes and our revolving credit facility contain various restrictive covenants (including in the case of our revolving credit facility, certain financial covenants), which covenants limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with these covenants would result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness, and have a material adverse effect on our liquidity, financial condition and results of operations.

The indenture governing the Notes, the certificate of designations relating to our Preferred Stock and our revolving credit facility impose significant operating and financial restrictions on us that may prevent us from pursuing certain business opportunities and restrict our ability to operate our business.

The indenture governing the Notes, the certificate of designations relating to the Preferred Stock issued to finance our acquisition of Goldking and our revolving credit facility each contain covenants that restrict our ability and the ability of our restricted subsidiaries to take various actions, such as:

•	incurring or generating additional indebtedness or issuing certain preferred stock;

•	paying dividends on our capital stock or redeeming, repurchasing or retiring our capital stock or subordinated indebtedness or making other restricted payments;

•	entering into certain transactions with affiliates;

•	creating or incurring liens on our assets;

•	transferring or selling assets;

•	incurring dividend or other payment restrictions affecting certain of our existing and future subsidiaries; and

•	consummating a merger, consolidation or sale of all or substantially all of our assets.

In addition, our revolving credit facility includes other and more restrictive covenants including those that restrict our ability to prepay our other indebtedness while borrowings under our revolving credit facility remain outstanding. Our revolving credit facility also requires us to achieve specified financial and operating results and maintain compliance with specified financial ratios. Our ability to comply with these ratios may be affected by events beyond our control.

The restrictions contained in the indenture governing the Notes, the certificate of designations relating to the Preferred Stock and our revolving credit facility could:

•	limit our ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans; and

•	adversely affect our ability to finance our operations, strategic acquisitions, investments or alliances or other capital needs or to engage in other business activities that would be in our interest.

A breach of any of the restrictive covenants or our inability to comply with the required financial ratios could result in a default under our revolving credit facility.

If a default occurs, the lenders under our revolving credit facility may elect to:

•	declare all borrowings outstanding thereunder, together with accrued interest and other fees, to be immediately due and payable;

•	or prevent us from making payments on the Notes;

either of which (after the expiration of any applicable grace periods) would result in an event of default under the indenture governing the Notes and could result in a cross default under our other debt instruments. The lenders would also have the right in these circumstances to terminate any commitments they have to provide us with further borrowings.

Risks Related to our Common Stock

We have not previously paid dividends on the shares of our common stock and do not anticipate doing so in the foreseeable future.

Under Delaware law, cash dividends on capital stock may only be paid from “surplus” or, if there is no “surplus,” from the corporation’s net profits for the then current or the preceding fiscal year. Our ability to pay cash dividends on our capital stock would require the availability of adequate “surplus,” which is defined as the excess, if any, of our net assets (total assets less total liabilities) over our capital. However, even if adequate surplus is available to pay cash dividends on our capital stock, we may not have sufficient cash to pay dividends on our capital stock.

Moreover, we have not in the past paid any dividends on the shares of our common stock and do not anticipate that we will pay any dividends on our common stock in the foreseeable future. Any future decision to pay a dividend on our common stock and the amount of any dividend paid, if permitted, will be made at the discretion of our board of directors.

Any failure to meet our debt obligations could harm our business, financial condition, results of operations or cash flows.

If our cash flow and capital resources are insufficient to fund our debt obligations, we may be forced to sell assets, seek additional equity or debt capital or restructure our debt. In addition, any failure to make scheduled payments of interest and principal on our outstanding indebtedness would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness on acceptable terms. Our cash flow and capital resources may be insufficient for payment of interest on and principal of our debt in the future and any such alternative measures may be unsuccessful or may not permit us to meet scheduled debt service obligations, which could cause us to default on our obligations and impair our liquidity.

We may issue additional shares of preferred stock that could adversely affect holders of shares of our common stock.

Our Board of Directors is authorized to issue additional classes or series of shares of our preferred stock without any action on the part of our stockholders, subject to rights granted under the Preferred Stock. Our board of directors also has the power, without stockholder approval and subject to the terms of the Preferred Stock, to set the terms of any such classes or series of shares of our preferred stock that may be issued, including voting rights, dividend rights, conversion features, preferences over shares of our common stock with respect to dividends or if we liquidate, dissolve or wind up our business and other terms. If we issue shares of our preferred stock in the future that have preference over shares of our common stock with respect to the payment of dividends or upon our liquidation, dissolution or winding up, or if we issue shares of our preferred stock with voting rights that dilute the voting power of shares of our common stock, the rights of holders of shares of our common stock or the trading price of shares of our common stock may be adversely affected.

Holders of our common stock may experience dilution of their ownership interests due to the future issuance of additional shares of our common stock.

We may in the future issue our previously authorized and unissued common stock which will result in the dilution of the ownership interests of holders of our common stock. We are presently authorized to issue 100,000,000 shares of common stock and, upon filing of our Certificate of Amendment of Certificate of Incorporation, in the form adopted by our Board of Directors and approved by our shareholders, as evidenced by that Information Statement on Schedule 14C filed with the SEC on May 21, 2007, we will be authorized to issue up to 200,000,000 shares of common stock. As of June 25, 2007, we have outstanding 72,891,679 shares of common stock and have outstanding options and warrants to purchase an additional 4,954,324 shares of common stock. An additional 7,050,000 shares of common stock are currently reserved for issuance under outstanding restricted stock awards. Some of these securities contain provisions that will result in the issuance of additional shares in the event we sell additional shares of common stock at prices less than the applicable conversion price. Issuance of these shares of common stock may substantially dilute the ownership interests of holders of our common stock. The potential issuance of such additional shares of common stock may create downward pressure on the trading price of our common stock that may in turn require us to issue additional shares to raise funds through sales of our securities. We may also issue additional shares of our capital stock in connection with the hiring of personnel, future acquisitions, future private placements of our securities for capital raising purposes, or for other business purposes. This will further dilute the holders of our common stock.

Our common stock has experienced, and may continue to experience, price volatility. The limited trading volume of our common stock may contribute to this price volatility.

The trading price of our common stock has been, and may continue to be, highly volatile. We believe the volatility of the trading price of our common stock is due to, among other things, the results of our drilling program, current expectations of our future financial performance, prices of oil and natural gas and the volatility of the stock market in general.

Moreover, our common stock does not have substantial trading volume. During the 12 months ended April 20, 2007, the average daily trading volume of our common stock as reported by the American Stock Exchange was approximately 113,087 shares, which represented less than 0.19% of our outstanding shares of common stock (as of April 20, 2007). As a result, relatively small trades of our common stock may have a significant impact on the price of our common stock and, therefore, may contribute to the price volatility of our common stock.

Because of the limited trading volume of our common stock and the price volatility of our common stock, you may be unable to sell your shares of our common stock when you desire or at the price you desire. Moreover, the inability to sell your shares of our common stock in a declining market because of such illiquidity or at a price you desire may substantially increase your risk of loss.

The trading price of our common stock may be adversely affected by sales and issuances of our common stock in the public markets.

As of June 25, 2007, our largest stockholder beneficially owned approximately 48.7%, and our directors and executive officers beneficially owned approximately 6.7% of the then-outstanding shares of our common stock.

Sales of our common stock by these stockholders, or the perception that such sales might occur, could have a material adverse effect on the trading price of our common stock, or may impair our ability to obtain capital through future offerings of equity securities. In addition, the trading price of our common stock may decline as a result of issuances by us of additional shares of our common stock as a result of sales of our shares by the selling security holders under this prospectus or otherwise. The trading price of our common stock also may decline as the result of the perception that such issuances could occur.

Provisions in our certificate of incorporation and under Delaware law may inhibit a takeover of our company.

Under our certificate of incorporation, our board of directors is authorized to issue shares of our common or preferred stock without the approval of our stockholders. Issuance of these shares could make it more difficult to acquire our company without the approval of our board of directors as more shares would have to be acquired to gain control.

Delaware law imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock.

These provisions may deter hostile takeover attempts that could result in an acquisition of us that would have been financially beneficial to our stockholders.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares by the selling security holders. However, we will receive proceeds to the extent they exercise the common stock purchase warrants. Proceeds from the exercise of the warrants will be used as working capital.

DETERMINATION OF OFFERING PRICE

The shares of Common Stock offered by this prospectus will be sold by the selling security holders listed in this prospectus. The selling security holders may sell the Common Stock at the market price as of the date of sale or a price negotiated in a private sale. Our Common Stock is traded on the American Stock Exchange under the symbol “DNE”.

We have agreed to pay certain expenses in connection with the registration of the securities offered by the selling security holders for resale pursuant to this prospectus.

SELLING SECURITY HOLDERS

Based on information provided by the selling security holders, the table below sets forth certain information, as of June 25, 2007, unless otherwise noted, regarding the selling security holders. Certain of the selling security holders are listed more than once in the following table because they fall into multiple categories of selling security holders.

Percentage ownership of common stock is based on 72,891,679 shares of our Common Stock outstanding as of June 25, 2007. In addition, the table below assumes, for calculating each selling security holder’s beneficial ownership, that options, warrants and convertible securities held by such security holder (but not, unless otherwise noted, those held by any other person) that are exercisable within 60 days of June 25, 2007, have been exercised and converted and the shares underlying them added to the number of shares of our Common Stock deemed to be outstanding. For purposes of calculating the post-offering ownership of each selling security holder, the table also assumes the sale of all of the securities being offered by such selling security holder.

Next to the name of each selling stockholder listed below that is not a natural person (or the name of which is not identified with a natural person), we have set forth in parentheses the name of the natural person who has the power to exercise voting and/or investment power over the shares owned by such selling stockholder. Except for Sanders Morris Harris Inc., who served as the placement agent in our September 2005 Financing and February 2006 Financing (as such terms are defined below), no selling stockholder is a registered broker-dealer.

The second column in the table below lists the number of shares of Common Stock beneficially owned by each selling stockholder, based on his/her ownership of the shares of our Common Stock.

The third column lists the shares of Common Stock being offered by this prospectus by the selling stockholders.

The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of selling security holders	Number of shares of common stock beneficially owned prior to the offering	Number of shares being offered	Common stock beneficially owned after the offering
			Number of shares	Percentage of Outstanding shares
Investors in September 2005 Financing (1):
Apollo MicroCap Partners, L.P. (Kyle Krueger)	120,000	120,000	0	0
Apollo Capital Management Group, L.P. (Kyle Krueger)	150,000	150,000	0	0
Superius Securities Group Profit Sharing Plan (James Hudgins)	433,000	433,000	0	0
Ridgeston Limited (Alex Kabanov)	2,271,000	2,271,000	0	0

	Number of shares of common stock beneficially owned prior to the offering	Number of shares being offered	Common stock beneficially owned after the offering
Name of selling security holders			Number of shares	Percentage of Outstanding shares
Sanders Morris Harris Inc. (Don Sanders) (1a)(A)(C)	1,493,567	1,493,567	0	0
Investors in February 2006 Financing (2):
James Investments Inc. (Robert Alpert)	40,000	40,000	0	0
Joe M. Bailey	15,000	15,000	0	0
William D. Bain Jr. and Peggy Brooks Bain Ten Com	10,000	10,000	0	0
George L. Ball	20,000	20,000	0	0
Richard E. Bean (B)(C)	15,000	15,000	0	0
Bill Birdwell & Willie C. Birdwell JTWROS	30,000	30,000	0	0
Thomas Brady & Daniel Brady TTEE E. P. Brady Ltd. Profit Sharing Plan & Trust	35,000	35,000	0	0
David M. Breen & Shelly P. Breen JTWROS	10,000	10,000	0	0
Tad Buchanan	10,000	10,000	0	0
J. Michael Buchanan	10,000	10,000	0	0
E. Dean Catlett & Jo Ann Catlett Ten In Com	15,000	15,000	0	0
Michael S. Chadwick (B)(D)(E)	27,500	10,000	0	0
Maria Checa	30,000	30,000	0	0
James W. Christmas	30,000	30,000	0	0
W. Roger Clemens, Special Retirement Account	20,000	20,000	0	0
Bobby Smith Cohn	15,000	15,000	0	0
Elizabeth Kirby Cohn McCool	15,000	15,000	0	0
Morton A. Cohn	60,000	60,000	0	0
Anne Lindsay Cohn Holstead	15,000	15,000	0	0
Courtney Cohn Hopson Separate Account	15,000	15,000	0	0
Thomas W. Custer	15,000	15,000	0	0
Bruce A. Davidson and Laura A. Davidson JT TEN	20,000	20,000	0	0

Name of selling security holders	Number of shares of common stock beneficially owned prior to the offering	Number of shares being offered	Common stock beneficially owned after the offering
			Number of shares	Percentage of Outstanding shares
Chip Davis	10,000	10,000	0	0
Jonathan Day and Barbara Day T/I/C	10,000	10,000	0	0
Max Dillard	25,000	25,000	0	0
M. St. John Dinsmore	25,000	25,000	0	0
Richard Domercq	10,000	10,000	0	0
Tanya J. Drury	15,000	15,000	0	0
Leigh Ellis and Mimi G. Ellis JTWROS	15,000	15,000	0	0
Belmont Ventures, Inc. (John Eulich)	75,000	75,000	0	0
Stephen Falk, M.D. and Sheila Falk, T/I/C	20,000	20,000	0	0
Dave Fendrick and Brenda Fendrick JTWROS	10,000	10,000	0	0
IRA FBO Dave Fendrick / Pershing LLC as Custodian	10,000	10,000	0	0
Patrice Leigh Ferguson	10,000	10,000	0	0
Paul F. Ferguson, Jr.	30,000	30,000	0	0
Franklin C. Fisher, Jr.	40,000	40,000	0	0
Robert E. Garrison, II (B)(D)(E)	15,000	15,000	0	0
Kevin Richard Gosik & Constance Ann Gosik Jt Ten	10,000	10,000	0	0
Moshe Grad	15,000	15,000	0	0
John H. Gray and Sandra A. Gray JTWROS	15,000	15,000	0	0
IRA FBO Linda Lorelle Gregory/Pershing LLC as Custodian	10,000	10,000	0	0
Tolar N. Hamblen, III	10,000	10,000	0	0
Kenneth L. Hamilton & Teresa R. Hamilton TIC (B)(D)(E)	5,000	5,000	0	0
Dick Harmon	10,000	10,000	0	0
Steve Harter	20,000	20,000	0	0
John V. Hazleton Jr. & Bonnie C. Hazleton, TIC	10,000	10,000	0	0

Name of selling security holders	Number of shares of common stock beneficially owned prior to the offering	Number of shares being offered	Common stock beneficially owned after the offering
			Number of shares	Percentage of Outstanding shares
Sharetron Limited Partnership (John V. Hazleton)	20,000	20,000	0	0
Edward F. Heil	40,000	40,000	0	0
Richard Hochman Special	10,000	10,000	0	0
Gerald H. Hunsicker and Irene H. Hunsicker JTWROS	15,000	15,000	0	0
Hunter & Co. LLC Defined Pension Plan (John Laurie Hunter)	20,000	20,000	0	0
Anthony S. Jacobs	105,000	105,000	0	0
John W. Johnson	25,000	25,000	0	0
Brian Keller & Lesley Lipshultz Keller JT TEN	10,000	10,000	0	0
Donald R. Kendall, Jr.	15,000	15,000	0	0
IRA FBO Robert Larry Kinney/Pershing LLC as Custodian Rollover Account (B)(D)(E)	25,000	25,000	0	0
J. Livingston Kosberg	50,000	50,000	0	0
Dennis Charles Liborio	10,000	10,000	0	0
Robert A. Lurie	35,000	35,000	0	0
John H. Malanga and Jodi F. Malanga, JT Ten (B)(D)(E)	10,000	10,000	0	0
IRA FBO Jeff G. Mallett / Pershing LLC as Custodian / Roth Account	20,000	20,000	0	0
Vincent Lee Marable III	20,000	20,000	0	0
Larry Martin	55,800	25,000	30,800	*
Ed McAninch	25,000	25,000	0	0
IRA FBO Thomas W. McBride Pershing LLC as Custodian Rollover Account	25,000	25,000	0	0
Bruce R. McMaken (B)(D)(E)	12,000	12,000	0	0
Bruce Mendleson	10,000	10,000	0	0
Kendall C. Montgomery	25,000	25,000	0	0
Jackie S. Moore	10,000	10,000	0	0

Name of selling security holders	Number of shares of common stock beneficially owned prior to the offering	Number of shares being offered	Common stock beneficially owned after the offering
			Number of shares	Percentage of Outstanding shares
George Moorehead	20,000	20,000	0	0
Ben T. Morris (B)(D)(E)	25,000	25,000	0	0
Donna Moss	15,000	15,000	0	0
John M. O’Quinn	100,000	75,000	25,000	*
Stephen S. Oswald	10,000	10,000	0	0
Brian Payne and Heather Payne T/I/C	10,000	10,000	0	0
SEP FBO Rick Pease Pershing LLC as Custodian	10,000	10,000	0	0
Leonard Rauch Special	25,000	25,000	0	0
Caryl R. Reese and Albert L. Reese JTWROS	15,000	15,000	0	0
Jack Richman TTEE of the 2000 Jack Family Trust U/D/T 02/10/00	10,000	10,000	0	0
IRA FBO: Donald J. Roennigke Pershing LLC As Custodian Rollover Account	20,000	20,000	0	0
Rosen Family Trust	90,000	90,000	0	0
Nolan Ryan	20,000	20,000	0	0
Frederic L. Saalwachter	12,000	12,000	0	0
Don Sanders and Tanya Drury TTEES FBO Tanya Jo Drury Trust (B)(D)(E)	25,000	25,000	0	0
IRA FBO Don A. Sanders Pershing LLC as Custodian (B)(D)(E)	130,000	130,000	0	0
IRA FBO Janet R. Sanders/Pershing LLC as Custodian	10,000	10,000	0	0
IRA FBO: Katherine U. Sanders/Pershing LLC as Custodian (B)(D)(E)	70,000	70,000	0	0
Laura K. Sanders (B)(D)(E)	35,000	35,000	0	0
Sanders Opportunity Fund (Institutional), L.P. (Brad Sanders) (B)(D)(E)	363,000	363,000	0	0
Sanders Opportunity Fund, L.P. (Brad Sanders) (B)(D)(E)	112,000	112,000	0	0

Name of selling security holders	Number of shares of common stock beneficially owned prior to the offering	Number of shares being offered	Common stock beneficially owned after the offering
			Number of shares	Percentage of Outstanding shares
IRA FBO Paul H. Sanders, Jr./Pershing LLC as Custodian Rollover Account	10,000	10,000	0	0
Butler Company, a Partnership (Edwin G. Sandhop)	20,000	20,000	0	0
Edwin G. Sandhop	20,000	20,000	0	0
Wesley Schaffran	15,000	15,000	0	0
Grant E. Sims and Patricia Sims JT TEN	40,000	40,000	0	0
SEP FBO Robert Slanovits Pershing LLC as Custodian	10,000	10,000	0	0
Bruce Slovin	40,000	40,000	0	0
Talbot M. Smith	15,000	15,000	0	0
Robert J. Sproule & Linda M. Sproule TIC	5,000	5,000	0	0
Tanglewood Family Limited Partnership (W. Michael Stephens)	15,000	15,000	0	0
Fred A. Stone, Jr.	10,000	10,000	0	0
SEP IRA William M. Stradley / Pershing Inc. as Custodian	5,000	5,000	0	0
Matthew Swarts	10,000	10,000	0	0
Paul Tate and Lara M. Tate TIC	30,000	30,000	0	0
David Towery	20,000	20,000	0	0
P & J Fingerhut Family Trust, Joan Fingerhut Trustee, John Tuschman Agent UDPA (John Tuschman)	15,000	15,000	0	0
Don Weir and Julie Ellen Weir Ten In Com (B)(D)(E)	59,000	59,000	0	0
Donald V. Weir TTEE Sanders 1998 Children’s Trust DTD 12/01/97	100,000	100,000	0	0
Eric Glenn Weir	30,000	30,000	0	0
Lisa Dawn Weir	30,000	30,000	0	0
Lara M. Tate, Lisa Weir, Eric G. Weir Co TTEES Weir 1997 Grandchildrens Trust UA 04-17-97	10,000	10,000	0	0

Name of selling security holders	Number of shares of common stock beneficially owned prior to the offering	Number of shares being offered	Common stock beneficially owned after the offering
			Number of shares	Percentage of Outstanding shares
Constance O. Welsch/Simple IRA - Pershing LLC Custodian (Glenn A. Welsch)	10,000	10,000	0	0
Glenn A. Welsch/Simple IRA - Pershing LLC Custodian	10,000	10,000	0	0
J-All Partnership (Dennis J. Wilkerson)	25,000	25,000	0	0
IRA FBO Mark E. Wise Pershing LLC as Custodian Rollover Account	15,000	15,000	0	0
Sharon Perry Wise Separate Property Account 20,000		20,000	0	0
IRA FBO Robert E. Witt Pershing LLC as Custodian Rollover Account	25,000	25,000	0	0
Zadok Jewelers (Dror Zadok)	30,000	30,000	0	0
Zadok Jewelry Inc. 401K Profit Sharing Plan (Dror Zadok)	20,000	20,000	0	0
Thomas E. Asarch / Barbara Asarch	9,434	9,434	0	0
Rose Anna Marshall	18,868	18,868	0	0
IRA FBO Scott Marshall / Pershing LLC as Custodian	18,868	18,868	0	0
Leonard Olim	9,434	9,434	0	0
Blake Selig	9,434	9,434	0	0
IRA FBO Friedrich Brenckmann / Pershing LLC as Custodian	18,868	18,868	0	0
Knox Family Limited Partnership	9,434	9,434	0	0
IRA FBO Marc S. Powell / Pershing LLC as Custodian	11,320	11,320	0	0
Lee Harrison Corbin / Daniel Corbin	45,000	45,000	0	0
Edwin Freedman	66,000	66,000	0	0
Bill Haak / Johnnie S. Haak	18,868	18,868	0	0
Nathan Hagens	20,000	20,000	0	0
IRA FBO Erick Klefos / Pershing LLC as Custodian (B)(D)(E)	10,000	10,000	0	0
Brian Kuhn	100,000	100,000	0	0
Carter D. Pope	56,604	56,604	0	0

Name of selling security holders	Number of shares of common stock beneficially owned prior to the offering	Number of shares being offered	Common stock beneficially owned after the offering
			Number of shares	Percentage of Outstanding shares
John R. Fox	9,434	9,434	0	0
Steven R. Hall / Rebecca A. Hall	9,434	9,434	0	0
Roy Alan Price	9,434	9,434	0	0
Benedek Investment Group, LLC (A. Richard Benedek)	37,736	37,736	0	0
Ilex Investments LP (Robert George Crawford)	56,604	56,604	0	0
Ron Davi	56,604	56,604	0	0
Superius Securities Group Inc. Profit Sharing Plan (James Hudgins)	339,622	339,622	0	0
Superius Securities Group Inc. Profit Sharing Plan (James Hudgins)	66,990	66,990	0	0
Stanley Katz	37,736	37,736	0	0
Geriann Sweeney and Louis Paul Lohn Cohn Com Prop.	18,868	18,868	0	0
Alan J Rubin	37,736	37,736	0	0
Howard I Simon	37,736	37,736	0	0
Arthur Sinensky	37,736	37,736	0	0
Louis Stumberg	9,434	9,434	0	0
TWM Associates, LLC (Scott Stone)	37,736	37,736	0	0
IRA FBO Marc W. Evans / Pershing LLC as Custodian (B)(D)(E)	9,434	9,434	0	0
Sam Ginzburg (B)(D)(E)	9,434	9,434	0	0
The Leland Family Partnership, L.P. (Leland Hirsch)	9,434	9,434	0	0
Mazzei Holding, LLC (Michael Mazzei)	9,434	9,434	0	0
Atlantis Software Co. (Rune Medhus) (B)(D)(E)	15,094	15,094	0	0
Rune Medhus (B)(D)(E)	32,943	32,943	0	0
T. Scott O’Keefe	18,868	18,868	0	0
Jan Rask	18,868	18,868	0	0

Name of selling security holders	Number of shares of common stock beneficially owned prior to the offering	Number of shares being offered	Common stock beneficially owned after the offering
			Number of shares	Percentage of Outstanding shares
Stephen J. Glantz (B)(D)(E)	9,434	9,434	0	0
Donald Moss	15,094	15,094	0	0
Jeffrey J. Orchen P/S Plan DTD 1/1/95	22,641	22,641	0	0
Jeffrey Orchen, DDS	18,868	18,868	0	0
Judith Ricciardi	18,868	18,868	0	0
Arnold Schumsky	9,434	9,434	0	0
Michael J. Gaido, Jr.	20,000	20,000	0	0
Mark N. Davis	9,434	9,434	0	0
Steven R. Elliott	9,434	9,434	0	0
Matthew C. Forrester	9,434	9,434	0	0
John W. Howton	9,434	9,434	0	0
William H. Mildren	9,434	9,434	0	0
David Shadid	9,434	9,434	0	0
Brian Reiner	9,434	9,434	0	0
Gerald Parselle Wilton	37,736	37,736	0	0
Capital Ventures International (Martin Kobinger) (B)(D)(E)	283,019	283,019	0	0
Shepherd Investments International, Ltd. (Michael A. Roth, Brian J. Stark) (B)(D)(E)	283,019	283,019	0	0
US Global Investors - Global Resources Fund A/C 8144024	377,358	377,358	0	0
Goldman Sachs & Co.	135,000	135,000	0	0
Goldman Sachs & Co. Long ShortFund	543,000	543,000	0	0
Iroquois Master Fund Ltd. (Joshua Silverman)	75,472	75,472	0	0
Basso Fund Ltd. (Howard I. Fischer)	17,000	17,000	0	0
Basso Multi-Strategy Holding Fund Ltd. (Howard I. Fischer)	63,000	63,000	0	0
Basso Private Opportunities Holding Fund Ltd. (Howard I. Fischer)	20,000	20,000	0	0

Name of selling security holders	Number of shares of common stock beneficially owned prior to the offering	Number of shares being offered	Common stock beneficially owned after the offering
			Number of shares	Percentage of Outstanding shares
Nite Capital LP (Keith A. Goodman)	94,340	94,340	0	0
DKR Sound Shore Oasis Holding Fund Ltd. (Seth Fischer)	177,358	177,358	0	0
TRUK International Fund, LP (Michael E. Fein and Stephen Saltzstein)	9,434	9,434	0	0
TRUK Opportunity Fund, LLC (Michael E. Fein and Stephen Saltzstein)	90,566	90,566	0	0
Edward Ajootian	20,000	20,000	0	0
Frey Living Trust of 3/20/96 (Philip Frey, Jr.)	20,000	20,000	0	0
Li-San Hwang / Anne H Hwang	100,000	100,000	0	0
George H. Robinette III	10,000	10,000	0	0
Tembo Associates LLC, Series C (Jeffrey Tweedy)	37,500	37,500	0	0
Tembo Associates LLC, Series C (Jeffrey Tweedy)	56,840	56,840	0	0
Cordillera Fund, L.P. (James P. Anderson, Stephen J. Carter)	377,360	377,360	0	0
Diamondback Master Fund, Ltd. (Chad R. Loweth)	377,360	377,360	0	0
Enable Growth Partners LP (Mitch Levine) (B)(D)(E)	234,234	234,234	0	0
Enable Opportunity Partners LP (Mitch Levine) (B)(D)(E)	38,505	38,505	0	0
Pierce Diversified Strategy Master Fund LLC (Mitch Levine) (B)(D)(E)	48,130	48,130	0	0
Shepherd Investments International, Ltd. (Michael A. Roth, Brian J. Stark) (B)(D)(E)	500,000	500,000	0	0
Stilletto Capital Partners, LP (Jonathan Sorensen) (B)(D)(E)	36,911	36,911	0	0
Capital Ventures International (Martin Kobinger) (B)(D)(E)	200,000	200,000	0	0

Name of selling security holders	Number of shares of common stock beneficially owned prior to the offering	Number of shares being offered	Common stock beneficially owned after the offering
			Number of shares	Percentage of Outstanding shares
Holders of Stock Options (3):
R. Scott Barter (3a)	250,000	250,000	0	0
Chris Lautenslager (3b)	50,000	50,000	0	0
Wall Street Group (Donald Kirsch) (3c)	133,333	133,333	0	0
Steven Barrenechea (3d)	222,500	75,000	192,500	*
Marshall Lynn Bass (3e)	125,000	75,000	50,000	*
Amiel David (3f)	2,356,250	750,000	1,606,250	2.2%
Hugh Idstein (3g)	175,000	175,000	0	0
Alan Gaines (3h)	4,315,501	625,000	3,690,501	5.0%
Pat Donais (3i)	15,000	15,000	0	0
Greg Fox (3j)	30,000	30,000	0	0
Steven Sisselman (3k)	125,000	50,000	75,000	*
Raissa Frenkel (3l)	100,000	50,000	50,000	*
Richard Cohen (3m)	312,185	50,000	262,185	*
Valery Otchertsov (3n)	100,000	50,000	50,000	*

Totals:	21,883,136	15,845,900	6,037,236	8.1%

(*)	Less than one percent.

(A)	Is a registered broker dealer.

(B)	Is an affiliate of a registered broker dealer.

(C)	Is deemed to be an underwriter.

(D)	Is not deemed to be an underwriter.

(E)	Acquired its shares of Common Stock in the ordinary business and, at the time of the acquisition, did not have any arrangements or understandings with any person to distribute the securities.

(1)	The investors from our private placement of shares of Common Stock consummated in September 2005 (the “September 2005 Financing”) are listed below under this heading. Unless otherwise noted, the shares of Common Stock listed as beneficially owned by the holder are the shares acquired by the holder in the September 2005 Financing. We raised an aggregate gross amount of $6,000,000 in our September 2005 Financing by selling a total of 3,243,243 shares of Common Stock at the price of $1.85 per share. Sanders Morris Harris Inc. (“SMH”) was both an investor and our placement agent in the September 2005 Financing. We issued to SMH, as our placement agent in our September 2005 Financing, warrants to purchase 324,324 shares of our Common Stock at the exercise price of $1.85 per share. The warrants expire on September 30, 2010 and provide for cashless exercise.

(1a)	Of the shares of Common Stock listed as beneficially owned by the holder, (i) 269,243 are shares purchased by the holder in the September 2005 Financing (ii) 324,324 are shares underlying the warrant issued to the holder, as placement agent, in connection with the September 2005 Financing, and (iii) 900,000 are shares underlying the warrant issued to the holder, as a placement agent, in connection with our February 2006 Financing. The first warrant has an exercise price of $1.85 per share and the second warrant has an exercise price of $2.65 per share. Both warrants expire five-years after the date of their grant and provide for cashless exercise. Since the holder is a broker-dealer that acquired the 269,243 shares referenced in (i) above other than as compensation for investment banking services, such selling security holder is an underwriter.

(2)	The investors from our private placement of shares of Common Stock consummated in February 2006 (the “February 2006 Financing”) are listed below under this heading. Unless otherwise noted, the shares of Common Stock listed as beneficially owned by the holder are the shares acquired by the holder in the February 2006 Financing. We raised an aggregate gross amount of $23,850,000 in the February 2006 Financing by selling a total of 9,000,000 shares of Common Stock at the price of $2.65 per share. We issued to SMH, as a co-placement agent in the February 2006 Financing, warrants to purchase 900,000 shares of our Common Stock at the exercise price of $2.65 per share. The warrants expire on February 1, 2011 and provide for cashless exercise.

(3)	The Holders of stock options are listed below under this heading. Unless otherwise noted, all stock options listed below are fully vested and expire on the fifth anniversary of the date they were granted.

(3a)	Represents options, granted as of November 1, 2003, to purchase 250,000 shares of Common Stock at the exercise price of $0.54 per share, granted for services as a consultant to the Company. The options are held by R. Scott Barter Defined Contribution Plan.

(3b)	Holds options, granted as of December 4, 2003, to purchase 50,000 shares of Common Stock at the exercise price of $0.90 per share. The holder was a director of the Company from December 2003 to May 2004.

(3c)	Holds options, granted as of November 15, 2004, to purchase 133,333 shares of Common Stock at the exercise price of $0.75 per share. The holder provided investor relations services to us from November 2004 to November 2005.

(3d)	Holds options, granted as of December 15, 2004, to purchase 25,000 shares of Common Stock at the exercise price of $0.85 per share. Also holds options granted, as of October 28, 2005, to purchase 50,000 shares of Common Stock at the exercise price of $2.35 per share. Also holds options granted, as of January 24, 2007, to purchase 50,000 shares of Common Stock at the exercise price of $1.94 per share. The holder is one of our directors.

(3e)	Holds options, granted as of December 15, 2004, to purchase 25,000 shares of Common Stock at the exercise price of $0.85 per share. Also holds options, granted as of October 28, 2005, to purchase 50,000 shares of Common Stock at the exercise price of $2.35 per share. Also holds options granted, as of January 24, 2007, to purchase 50,000 shares of Common Stock at the exercise price of $1.94 per share. The holder was a director of the Company from September 2004 to April 17, 2007.

(3f)	Holds options, granted as of February 15, 2005, to purchase 250,000 shares of Common Stock at the exercise price of $1.25 per share. Also holds options, granted as of May 12, 2005, to purchase 500,000 shares of Common Stock at the exercise price of $2.44 per share. Also holds options, granted as of January 24, 2007, to purchase 200,000 shares of Common Stock at the exercise price of $1.94 per share. Includes 1,000,000 shares of Common Stock issued pursuant to a Restricted Stock Agreement dated April 17, 2007. The holder served as our President and Chief Operating Officer from September 2004 to April 17, 2007. Dr. David has served as a Senior Advisor to our board since April 17, 2007.

(3g)	Holds options, granted as of April 4, 2005, to purchase 75,000 shares of Common Stock at the exercise price of $2.56 per share. Such options vested on the date of grant with respect to 25,000 shares and vest on each of the first and second anniversaries of the date of grant with respect to the 25,000 shares. At the time of cessation of employment on April 4, 2007, options with respect to 50,000 shares of Common Stock were vested. The holder served as our Chief Financial Officer from April 4, 2005 to April 4, 2007.

(3h)

Holds options, granted as of May 12, 2005, to purchase 625,000 shares of Common Stock at the exercise price of $2.44 per share. Includes 1,000,000 shares of Common Stock issued pursuant to a Restricted Stock Agreement dated April 17, 2007.

Excludes an additional 2,000,000 aggregate shares of Common Stock issued under such Restricted Stock Agreement, which shall vest in equal installments of 1,000,000 shares on each of April 17, 2008 and 2009. The holder served as our Chief Executive Officer from May 2001 to April 17, 2007. Mr. Gaines continues to serve as our Chairman, a position he has held since May 2001.

(3i)	Holds options, granted as of July 18, 2005, to purchase 15,000 shares of Common Stock at the exercise price of $2.30 per share. The options vest on the first anniversary of the date of grant. The holder is our geophysicist.

(3j)	Holds options, granted as of August 3, 2005, to purchase 30,000 shares of Common Stock at the exercise price of $2.54 per share. The holder is our operations manager.

(3k)	Holds options, granted as of October 28, 2005, to purchase 50,000 shares of Common Stock at the exercise price of $2.35 per share. Also holds options, granted January 24, 2007, to purchase 50,000 shares of Common Stock at the exercise price of $1.94 per share. The holder is a director of the Company.

(3l)	Holds options, granted as of October 28, 2005, to purchase 50,000 shares of Common Stock at the exercise price of $2.35 per share. Also holds options, granted January 24, 2007, to purchase 50,000 shares of Common Stock at the exercise price of $1.94 per share. The holder was a director from May 2004 to April 16, 2007.

(3m)	Holds options, granted as of October 28, 2005, to purchase 50,000 shares of Common Stock at the exercise price of $2.35 per share. Also holds options, granted January 24, 2007, to purchase 50,000 shares of Common Stock at the exercise price of $1.94 per share. The holder is a director of the Company and serves as our Secretary.

(3n)	Holds options, granted as of October 28, 2005, to purchase 50,000 shares of Common Stock at the exercise price of $2.35 per share. Also holds options granted, as of January 24, 2007, to purchase 50,000 shares of Common Stock at the exercise price of $1.94 per share. The holder served as a director of the Company from May 2004 to February 1, 2007.

PLAN OF DISTRIBUTION

All fees, costs, expenses and fees in connection with the registration of the Common Stock offered by this prospectus will be borne by us. Brokerage commissions, if any, attributable to the sale of the Common Stock will be borne by the selling security holders.

The selling security holders may sell the Common Stock directly or through brokers, dealers or underwriters who may act solely as agents or may acquire Common Stock as principals. The selling stockholders may distribute the Common Stock in one or more of the following methods:

•	ordinary brokers transactions, which may include long or short sales;

•	transactions involving cross or block trades or otherwise on the open market;

•	purchases by brokers, dealers or underwriters as principal and resale by these purchasers for their own accounts under this prospectus;

•	“at the market” to or through market makers or into an existing market for the Common Stock;

•	in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales made through agents;

•	through transactions in options, swaps or other derivatives (whether exchange listed or otherwise); or

•	any combination of the above, or by any other legally available means.

Selling security holders will not be restricted as to the price or prices at which the selling security holders may sell their Common Stock. Sales of Common Stock by the selling security holders may depress the market price of our Common Stock since the number of shares which may be sold by the selling security holders is very large compared to the historical average weekly trading volume of our Common Stock, which has been quite low. Accordingly, if the selling security holders were to sell, or attempt to sell, all of such securities at once or during a short time period, we believe such a transaction would dramatically adversely affect the market price of our Common Stock.

From time to time a selling security holder may pledge its Common Stock under margin provisions of customer agreements with its brokers or under loans with third parties. Upon a default by the selling security holder, the broker or such third party may offer and sell any pledged securities from time to time.

In effecting sales, brokers and dealers engaged by a selling security holder may arrange for other brokers or dealers to participate in the sales as agents or principals. Brokers or dealers may receive commissions or discounts from the selling security holder or, if the broker-dealer acts as agent for the purchaser of such Common Stock, from the purchaser in amounts to be negotiated, which compensation as to a particular broker dealer might be in excess of customary commissions customary in the types of transactions involved. Broker-dealers may agree with the selling security holders to sell a specified number of shares of Common Stock at a stipulated price, and to the extent the broker-dealer is unable to do so acting as agent for the selling security holders, to purchase as principal any unsold securities at the price required to fulfill the broker-dealer commitment to the selling security holder. Broker-dealers who acquire securities as principal may then resell those securities from time to time in transactions: in the over-the counter market or otherwise; at prices and on terms prevailing at the time of sale; at prices related to the then-current market price; or in negotiated transactions.

These resales may involve block transactions or sales to and through other broker-dealers, including any of the transactions described above. In connection with these sales, these broker-dealers may pay to or receive from the purchasers of the Common Stock commissions as described above. The selling security holders may also sell the Common Stock in open market transactions under Rule 144 under the Securities Act, rather than under this prospectus.

The selling security holders and any broker-dealers or agents that participate with the selling security holders in sales of the Common Stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. In this event, any commissions received by these broker-dealers or agents and any profit on the resale of the Common Stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

The selling security holders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the Common Stock against certain liabilities, including liabilities arising under the Securities Act.

NASD Notice to Members 88-101 states that in the event a selling shareholder intends to sell any of the shares registered for resale in this Prospectus through a member of the NASD participating in a distribution of our securities, such member is responsible for insuring that a timely filing is first made with the Corporate Finance Department of the NASD and disclosing to the NASD the following:

•	it intends to take possession of the registered securities or to facilitate the transfer of such certificates;

•	the complete details of how the selling shareholders shares are and will be held, including location of the particular accounts;

•

whether the member firm or any direct or indirect affiliates thereof have entered into, will facilitate or otherwise participate in any type of payment transaction with the selling shareholders, including details regarding any such transactions; and

•

in the event any of the securities offered by the selling shareholders are sold, transferred, assigned or hypothecated by any selling shareholder in a transaction that directly or indirectly involves a member firm of the NASD or any affiliates thereof, that prior to or at the time of said transaction the member firm will timely file all relevant documents with respect to such transaction(s) with the Corporate Finance Department of the NASD for review.

We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this Prospectus available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling security holders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the Common Stock against certain liabilities, including liabilities arising under the Securities Act.

The selling security holders are subject to applicable provisions of the Securities Exchange Act of 1934 and the SEC’s rules and regulations, including Regulation M, which provisions may limit the timing of purchases and sales of the securities by the selling security holders.

In order to comply with certain states’ securities laws, if applicable, the Common Stock may be sold in those jurisdictions only through registered or licensed brokers or dealers. In certain states the securities may not be sold unless they have been registered or qualified for sale in such state, or unless an exemption from registration or qualification is available and is obtained.

We have agreed to indemnify each selling stockholder whose shares we are registering from all liability and losses resulting from any misrepresentations we make in connection with the registration statement of which this prospectus is a part.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the Securities and Exchange Commission in connection with this offering. In addition, we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any other documents we have filed at the Securities and Exchange Commission, including any exhibits and schedules, at the Securities and Exchange Commission’s public reference room at 100 F Street N.E., Washington, D.C. 20549. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on this public reference room. All documents which we have filed on the Securities and Exchange Commission’s EDGAR system are available for retrieval on the Securities and Exchange Commission’s website at www.sec.gov. These Securities and Exchange Commission filings are also available to the public from commercial document retrieval services. Our SEC filings are also available on our corporate website at www.duneenergy.com under the heading “Investor Relations.” You may obtain a copy of any of these documents at no cost, by writing or telephoning us at the following address:

Dune Energy, Inc.

3050 Post Oak Boulevard, Suite 695

Houston, Texas 77056

Phone: 713-888-0895

Our common stock is listed and traded on the American Stock Exchange under the trading symbol “DNE.” Our reports, proxy statements and other information can also be read at the offices of AMEX at 86 Trinity Place, New York, New York 10006.

INCORPORATION BY REFERENCE

This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are a part of the registration statement.

The Securities and Exchange Commission allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is part of this prospectus. We incorporate by reference the documents listed below and amendments to them. These documents and their amendments were previously filed with the Securities and Exchange Commission.

This prospectus will be deemed to incorporate by reference the following documents previously filed by us with the Securities and Exchange Commission:

(a)	Our Proxy Statement on Schedule 14A dated and filed June 15, 2007;

(b)	Our Current Report on Form 8-K dated and filed on June 8, 2007;

(c)	Our Information Statement on Schedule 14C dated and filed on May 21, 2007;

(d)	Our Current Report on Form 8-K dated and filed on May 21, 2007;

(e)	Our Quarterly Report for the fiscal quarter ended March 31, 2007 on Form 10-QSB filed on May 15, 2007;

(f)	Our Current Report on Form 8-K/A dated and filed on April 30, 2007

(g)	Our Current Report on Form 8-K dated and filed on April 24, 2007

(h)	Our Annual Report for the year ended December 31, 2006 on Form 10-KSB and Form 10-KSB/A filed on April 20, 2007;

(i)	Our Current Report on Form 8-K dated and filed on April 20, 2007;

(j)	Our Current Report on Form 8-K dated and filed on April 18, 2007; and

(k)	Any report on Form 8-K, or parts thereof, meeting the requirements of Form S-3 filed after the date of the post-effective amendment to the registration statement of which this prospectus is a part and prior to its effectiveness, which states that it, or any part thereof, is being incorporated by reference herein.

This prospectus will be further deemed to incorporate by reference the description of our common stock contained in our Registration Statement on Form 8-A under Section 12(b) of the Securities Exchange Act of 1934, as amended, filed with the Securities and Exchange Commission by us on May 4, 2005.

This prospectus shall also be deemed to incorporate by reference all subsequent annual reports filed on Form 10-K, and all subsequent filings on Forms 10-Q and 8-K filed by the registrant pursuant to the Exchange Act, prior to the termination of the offering made by this prospectus. We may incorporate by reference into this prospectus, any Form 8-K meeting the requirements of Form S-3 which is submitted to the Securities and Exchange Commission after the date of the filing of the registration statement being filed in connection with this offering and before the date of termination of this offering. Any such Form 8-K which we intend to so incorporate shall state in such form that it is being incorporated by reference into this prospectus.

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of these filings, at no cost, upon written or oral request to us at Dune Energy, Inc., 3050 Post Oak Boulevard, Suite 695, Houston, Texas 77056 or by telephone at: 713-888-0895. Our SEC filings are also available on our corporate website at www.duneenergy.com under the heading “Investor Relations.”

SEC POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Under Section (b) of Article TENTH of our Certificate of Incorporation, as well as Article VII of our By-Laws, we have agreed to indemnify our officers, directors, employees and agents to the fullest extent permitted by the laws of the State of Delaware, as amended from time to time. In addition, under paragraph (i) of Section (a) of Article TENTH of our Certificate of Incorporation, our directors are not subject to personal liability to us or our stockholders for monetary damages for breach of their fiduciary duties as a director to the fullest extent provided by Delaware law. Section 102 (b) (7) of the Delaware General Corporation Law provides for the elimination off such personal liability, except for liability (i) for any breach of the director’s duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived any improper personal benefit

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our Directors, officers and controlling persons, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a Director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

LEGAL MATTERS

The validity of the securities offered by this prospectus has been passed upon for us by Eaton & Van Winkle LLP, 3 Park Avenue, New York, New York 10016.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

The consolidated balance sheets of Dune Energy, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2006, incorporated by reference into this prospectus, have been audited by Malone & Bailey PC, an independent registered public accounting firm, as stated in its report, incorporated by reference into this prospectus (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph relating to the restatement of the proved properties impairment expense).

The consolidated balance sheets of Goldking Energy Company and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in stockholder’s equity, and cash flows for the years ended December 31, 2006 and 2005, and the period from July 27, 2004 (inception) through December 31, 2004, incorporated by reference into this prospectus, have been audited by Hein & Associates LLP, an independent registered public accounting firm, as stated in its report, incorporated by reference into this prospectus (which report expresses an unqualified opinion on the financial statements).

INDEPENDENT RESERVE ENGINEERS

The information incorporated by reference into this prospectus regarding estimated quantities of proved reserves, the future net revenues from those reserves and their present value is based, in part, on estimates of the proved reserves and present values of proved reserves of the operating entities of Dune Energy, Inc. and Goldking Energy Corporation as of December 31, 2006 and prepared by or from estimates prepared by DeGolyer and MacNaughton and Cawley, Gillespie & Associates, Inc., respectively, independent petroleum engineers. Summaries of the report of DeGolyer and MacNaughton and Cawley, Gillespie & Associates, Inc. of these estimates filed as exhibits to certain documents have been incorporated by reference into this prospectus in reliance upon the authority of each of those firms as experts in these matters.

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

Our expenses in connection with the issuance and distribution of the securities being registered, other than the underwriting discount, are estimated as follows:

SEC Registration Fee	$5,222.88
Legal Fees and Expenses	$50,000.00
Accountants’ Fees and Expenses	$15,000.00
Miscellaneous Expenses	$10,000.00

Total	$80,222.88

Item 15.	Indemnification of Directors and Officers

Our certificate of incorporation limits the personal liability of out officers and directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the Delaware General Corporation Law. Our Bylaws also provide for us to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. These provisions may have the practical effect in certain cases of eliminating the ability of stockholders to collect monetary damages from our directors or officers.

We may enter into agreements to indemnify our directors and officers, in addition to the indemnification provided for in our articles of incorporation and by-laws. These agreements, among other things, would indemnify our directors and officers for certain expenses (including advancing expenses for attorneys’ fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by us or in our right, arising out of such person’s services as a director or officer of our Company, any subsidiary of ours or any other company or enterprise to which the person provides services at our request.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Directors, Officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable.

Item 16.	Exhibits

Exhibit Nos.	Description
3.1	Amended and Restated Certificate of Incorporation (1)

3.1.1	Certificate of Amendment (2)

3.2	Amended and Restated By-Laws (3)

4.1	Form of Convertible Subordinated Note, issued November 17, 2005, from the Registrant to Itera Holdings BV (4)

4.1.1	Form of Convertible Subordinated Note issued November 17, 2005, as amended and restated August 31, 2006, from Registrant to Itera Holdings BV (5)

4.1.2	Form of Convertible Subordinated Note issued November 17, 2005, as amended and restated September 26, 2006, from Registrant to Itera Holdings BV (6)

4.2	Form of Placement Agent Warrant (7)

4.3	Form of Investor Registration Rights Agreement (7)

4.4	Form of Warrant, dated as of September 26, 2006, from Registrant to Bernard National Senior Funding, Ltd. and Drawbridge Special Opportunities Fund LP (6)

5.1	Opinion of Eaton & Van Winkle LLP (8)

23.1	Consent of Counsel, included in Exhibit 5.1

23.2	Consent of Malone & Bailey, PC (9)

23.3	Consent of Hein & Associates LLP (9)

23.4	Consent of DeGolyer and MacNaughton (9)

23.5	Consent of Cawley, Gillespie & Associates, Inc. (9)

24.1	Power of Attorney (9)

(1)	Previously filed as an exhibit to the Registrant’s 10-KSB for the year ended December 31, 2002, and incorporated by reference herein.

(2)	Previously filed as an exhibit to the Registrant’s 10-QSB for the three period ended March 31, 2007, and incorporated by reference herein.

(3)	Previously filed as an exhibit to the Registrant’s Report on Form 8-K, filed on May 19, 2004, and incorporated by reference herein.

(4)	Previously filed as an exhibit to the Registrant’s Report on Form 8-K, filed on November 21, 2005, and incorporated by reference herein.

(5)	Previously filed as an exhibit to the Registrant’s Report on Form 8-K, filed on September 18, 2006, and incorporated by reference herein.

(6)	Previously filed as an exhibit to the Registrant’s Report on Form 8-K, filed on September 28, 2006, and incorporated by reference herein

(7)	Previously filed as an exhibit to the Registrant’s 10-KSB for the year ended December 31, 2005, and incorporated by reference herein.

(8)	Previously filed as an exhibit to the Registrant’s Registration Statement on Form SB-2 filed on April 4, 2006, and incorporated by reference herein.

(9)	Previously filed as an exhibit to the Registrant’s Post - Effective Amendment No. 1 on Form F-3 (amending its Registration Statement on Form SB-2 dated April 4, 2006) filed on June 8, 2007, and incorporated by reference herein.

Item 17.	Undertakings

(a) Rule 415 Offering.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, That:

(A) Paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S–8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement; and

(B) Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S–3 or Form F–3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) [Inapplicable to the registrant, a domestic issuer]

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

(b) Filings incorporating subsequent Exchange Act documents by reference.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) Incorporated annual and quarterly reports

The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a–3 or Rule 14c–3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(h) Request for acceleration of effective date or filing of registration statement becoming effective upon filing.:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(i) Registration statement permitted by Rule 430A under the Securities Act of 1933:

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly caused this post-effective amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York on June 25, 2007.

DUNE ENERGY, INC.

By:	/s/ James A. Watt
James A. Watt, Chief Executive Officer
(principal executive officer)

By:	/s/ Frank T. Smith, Jr.
Frank T. Smith, Jr., Chief Financial Officer
(principal financial and accounting officer)

In accordance with the Securities Act of 1933, as amended, this post-effective amendment to the registration statement has been signed below by the following persons on behalf of the registrant and in the capacities as of the date below.

Signature	Capacities	Date

/s/ Alan Gaines*	Chairman of the Board	June 25, 2007
Alan Gaines

/s/ James A. Watt	Chief Executive Officer	June 25, 2007
James A. Watt	(principal executive officer)

/s/ Frank T. Smith, Jr.	Chief Financial Officer	June 25, 2007
Frank T. Smith, Jr.	(principal financial and accounting officer)

/s/ Richard M. Cohen*	Director and Secretary	June 25, 2007
Richard M. Cohen

	Director	June , 2007
Steven Barrenechea

/s/ Alan D. Bell*	Director	June 25, 2007
Alan D. Bell

/s/ Steven M. Sisselman*	Director	June 25, 2007
Steven M. Sisselman

/s/ William E. Greenwood*	Director	June 25, 2007
William E. Greenwood

*By:	/s/ Frank T. Smith, Jr.
Frank T. Smith,
Attorney-in-fact